Exhibit 4(a)(i)

Draft Linklaters/17.02.03

Note: This draft is subject to further review and amendment prior to signing

Dated • April 2003

Mitchells & Butlers PLC

and

InterContinental Hotels Group PLC

DEMERGER AGREEMENT

relating to the demerger of the hotels and soft drinks business of the
Six Continents’ Group from the retail business

One Silk Street
London EC2Y 8HQ

Telephone (44 - 20) 7456 2000
Facsimile (44 - 20) 7456 2222

Ref MAS/JLF/SLM

This Agreement is made on • 2003 between:

(1)	Mitchells & Butlers PLC a public limited company registered in England and Wales with registered number 4551498 and whose registered office is at 20 North Audley Street, London W1K 6WN (“M and B”); and
(2)	InterContinental Hotels Group PLC a public limited company registered in England and Wales with registered number 4551528 and whose registered office is at 20 North Audley Street, London W1K 6WN (“IHG”).

Whereas:

(A)	M and B intends to implement a demerger of its Hotels Business and Retail Business pursuant to which it is proposed that Six Continents be transferred to a new holding company pursuant to the M and B Reduction referred to in Recital (B).
(B)	Subject to the satisfaction of certain conditions, M and B will reduce its share capital by an amount at least equal to the market value of the shares in Six Continents immediately prior to such reduction, such reduction to be satisfied by the transfer of the Six Continents Shares to IHG in sole consideration for which IHG will allot and issue, credited as fully paid up, the IHG Shares to the M and B Shareholders.
(C)	The parties wish to record certain terms upon which the transaction referred to in Recitals (A) and (B) are to be effected and upon which relations between them and their respective subsidiaries shall be governed following Completion.

It is agreed as follows:

1	Interpretation
In this Agreement, including the Schedules, the headings shall not affect its interpretation and, unless the context otherwise requires, the provisions in this Clause 1 apply.
1.1	Definitions
“Augustus Barnett Disposal” means the disposal of the Augustus Barnett business of running off-licensed shops effected by way of a sale and purchase agreement between, inter alia, Bass Plc, Bass Holdings Limited, Allied Lyons PLC and Ind-Coope (Oxford & West) Limited dated 3 August 1993;
“Augustus Barnett Returned Leases” means the leases relating to (i) 72 High Street, Esher; (ii) 250 London Road, Mitchem; (iii) Unit 2, 115-123 High Street, Orpington and (iv) 1-3 Redgate, Formby; [To be updated to reflect the position at signing]
“Barcrest Disposal” means the disposal of the amusement machines and related businesses effected by way of a sale and purchase agreement dated 16 March 1998 between Bass PLC, Bass Machine Holdings Limited, Bass International Holdings NV and IGT-UK Limited;
“Bass Brewers Disposal” means the disposal of the brewing business of Bass Holdings Limited and various associated companies, assets and liabilities effected by way of the Brewers Sale Agreement;
“Beer Supply Indemnity” means the indemnity given by Six Continents to Bass Brewers Limited pursuant to a Deed of Agreement dated 22 August 2000 between Bass PLC, Bass Brewers Limited and Bass Taverns Limited in respect of obligations under a Beer Supply Agreement dated 22 August 2000 between Bass Brewers Limited and Bass Taverns Limited;

“Beer Tie Litigation” means any claim relating to any beer supply agreement entered into as part of, or ancillary to, lease arrangements for licensed premises;
“BLA Guaranteed Leases” means the leases held by Six Continents Leisure Entertainments Limited, the obligations in respect of which were or are guaranteed by Bass Leisure Activities Limited (now known as Gala Holdings Limited);
“BLMS Disposal” means the disposal of BLMS and Inn Style effected by way of a sale and purchase agreement dated 31 July 1998 between Bass PLC, Bass Machine Holdings Limited and Leisure Link Group Limited;
“BLMS Rent Deposits” means [cross-reference to specific provisions re rent deposits and the guarantees to be inserted to reflect position at time agreement signed];
[“BLSA Disposal” means the disposal of Bass Leisure South Africa effected by way of a sale and purchase agreement dated 27 August 1999 between Bass International Holdings B.V. and Southern Sun;] Note: If warranty/indemnity period expired and there are no claims this will be deleted prior to signing]
“BMH Group Indemnities” means the indemnities given by Bass Machine Holdings Limited in clauses 11.2(b), 11.2(c) 11.2(d)(i), 11.2(d)(ii) and 11.2(d)(iii)(b) of the Brewers Sale Agreement;
“BMH Retail Indemnities” means the indemnities given by Bass Machine Holdings Limited in Clauses 11.2(a) and 11.2(d)(iii)(a) and 11.2(d)(iv) of the Brewers Sale Agreement;
“Brewers Leases” means (i) the 14 leases which were not able to be assigned from Bass Holdings Limited to Interbrew at the time of the Bass Brewers Disposal and (ii) those [115] leases held by Bass Holdings Limited at the time of the Bass Brewers Disposal which did not relate to the business disposed of; [Definition to be updated to reflect number of relevant leases at time agreement signed]
“Brewers Leases Guarantee Obligation” means the obligation on the part of Six Continents as guarantor with respect to the Properties (as defined in the Brewers Sale Agreement) transferred pursuant to the Brewers Sale Agreement;
“Brewers Sale Agreement” means the sale and purchase agreement dated 14 June 2000 (as amended) between Bass PLC, Bass Machine Holdings Limited, Bass Beers Worldwide Limited and various Interbrew entities;
“Business Day” means a day on which banks are open for business in London (excluding Saturdays, Sundays and public holidays);
“Certificated Holder” means a Six Continents Shareholder holding Six Continents Shares or a M and B Shareholder holding M and B Shares, as appropriate, in certificated form;
“CHAPS” means clearing houses automated payment systems;
“Chateau Lascombes Disposal” means the disposal of Chateau Lascombes by Six Continents International Holdings B.V. to Colony Investors pursuant to a sale and purchase agreement dated January 2001;

“Circular” means the circular dated 17 February 2003 sent to Six Continents Shareholders;
“Completion” means the time and date when the IHG Shares are issued to and registered in the names of the M and B Shareholders in accordance with Clause 2.3;
“Coral Disposal” means the disposal of companies which operated a chain of betting offices in the UK and Ireland effected by way of a sale and purchase agreement dated 31 December 1997 between Bass PLC and Ladbrokes PLC;
“Court” means the High Court of Justice in England and Wales;
“CRESTCo” means CRESTCo Limited;
“CREST Instruction” means the issuer-instruction to credit the M and B Shares or the IHG Shares, as applicable, to accounts maintained by Uncertificated Holders within the CREST System;
“CREST System” means the settlement system operated by CRESTCo;
“Dave and Busters Leases” means the 2 leases owned by Six Continents Leisure Entertainment Limited and formerly used in the Dave & Busters business;
“Demerger” means the proposed demerger of the Hotels Business and the Retail Business in accordance with the terms of this Agreement and as more particularly described in the Circular;
“Demerger Sponsorship Agreement” means the agreement dated 17 February 2003 between Six Continents, IHG, M and B and Salomon Brothers International Limited;
“Enterprise Pubs Disposal” means the disposal of certain pubs effected by way of sale and purchase agreement dated 10 June 1999 between Bass Holdings Limited, Bass Taverns Limited, Enterprise Inns and Century Inns;
“FSMA” means the Financial Services and Markets Act 2000;
“Gala Disposals” means (i) the disposal of Gala Holdings Limited effected by way of a share purchase agreement dated 15 December 1997 between Bass PLC, Bass Leisure Group Limited and Cangard Limited and (ii) the disposal of Binjoc S.A. effected by way of a sale and purchase agreement dated 29 May 1998 betweenGala Leisure S.A. and Leisure & Gaming Corporation;
“Group” means any company, its parent undertaking and any subsidiary undertaking of that company or of its parent undertaking;
“Hotels Business” means the hotels and soft drinks businesses carried on by certain members of Six Continents’ Group prior to Completion as described in the IHG Listing Particulars dated 17 February 2003;
“ICTA” means the Income and Corporation Taxes Act 1988;
“IHG Admission” means (i) admission of the IHG Shares to the Official List of the UK Listing Authority in accordance with paragraph 7.1 of the Listing Rules, and (ii) admission of the IHG Shares to trading on the London Stock Exchange;
“IHG Board” means the board of Directors of IHG or any duly authorised committee thereof;

“IHG Introduction” means the admission of the IHG Shares to the Official List of the UK Listing Authority by way of introduction as described in the IHG Listing Particulars;
“IHG Listing Particulars” means the listing particulars dated 17 February 2003 relating to the Hotels Group and to the IHG Introduction;
“IHG Shares” means the ordinary shares of £1 each of IHG to be allotted and issued, credited as fully paid up, to the M and B Shareholders in accordance with Clause 2.3;
“Instalment Regulations” means the Corporation Tax (Instalment Payments) Regulations 1998;
“Leased Estate Disposal” means the disposal of the Bass leased estate effected by way of sale and purchase agreement dated 16 December 1997 between Bass Holdings Limited and Punch Taverns Group Limited;
“Leisure Disposals” means the [BLSA Disposal], the Gala Disposals, the Barcrest Disposal, the Coral Disposal and the BLMS Disposal; [Note: It is assumed that this covers the leases which have not been returned or released. To be confirmed]
“Leisure Division Leases” means the leases in respect of (i) Unit 7, Connswater Retail Park, Belfast; and (ii) Unit 2, Bittern Place, Wood Green; [To be updated before signing]
“Liabilities” means all liabilities, Losses and obligations of every description, including fines, interest and penalties, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly and as principal or surety and “Liability” means any one of them;
“Listing Rules” means the Listing Rules made by the UK Listing Authority under Section 74 of the FSMA;
“London Stock Exchange” means London Stock Exchange plc;
“Losses” means all losses, liabilities, damages, reasonable costs (including, without limitation, legal costs), reasonable charges and reasonable expenses including those arising in respect of any actions, proceedings, claims or demands;
“M and B Admission” means (i) admission of the M and B Shares to the Official List of the UK Listing Authority in accordance with Paragraph 7.1 of the Listing Rules and (ii) admission of the M and B Shares to trading on the London Stock Exchange;
“M and B Directors” means the board of directors of M and B or any duly authorised committee thereof;
“M and B Introduction” means the admission of the M and B Shares to the Official List of the UK Listing Authority by way of introduction as described in the M and B Listing Particulars;
“M and B Liability“ means:
(i)	any Liability in respect of the Beer Supply Indemnity;
(ii)	any Liability (subject, in relation to pensions to the extent it is provided for by the Pensions Transfer Agreement in respect of the Leased Estate Disposal;

(iii)	any Liability (subject, in relation to pensions to the extent it is provided for in the Pensions Transfer Agreement in respect of the Enterprise Pubs Disposal;
(iv)	any Liability in respect of the Beer Tie Litigation;
(v)	any Liability in respect of the Dave and Busters Leases;
(vi)	any Liability in respect of the BMH Retail Indemnities;
(vii)	any Liability in respect of the Brewers Leases;
(viii)	any Liability in respect of the BLA Guaranteed Leases;
(ix)	any Liability under the Six Continents Executive Top-Up Scheme which relates to an individual whose last employment in the Group was with a Retail Company or in the Retail Business and who does not transfer to the M and B ETUS; and
(x)	any other Liability relating exclusively or predominantly to the Retail Business the amount of which exceeds £5,000,000 and Liabilities related to a series or a number of connected matters shall be aggregated for this purpose;
“M and B Listing Particulars” means the listing particulars dated 17 February 2003 relating to M and B and to the M and B Introduction;
“M and B Reduction” means the proposed reduction of capital of M and B in accordance with section 135 Companies Act 1985 as described in the Circular and reference to the M and B Reduction becoming effective shall mean that the M and B Reduction has been sanctioned by the Court and an office copy of the order of the Court has been registered by the Registrar of Companies in England and Wales;
“M and B Share Consolidation” means the proposed consolidation and subdivision of the share capital of M and B as described in the Circular;
“M and B Shares” means the issued ordinary shares of M and B;
“M and B Shareholders” means the holders of M and B Shares on the register of members of M and B immediately prior to the M and B Reduction becoming effective;
“M and B Tax Liability” means a M and B Liability to the extent it relates directly or indirectly to Taxation;
“Notifying Party” has the meaning given in Clause 6.1;
“Payment Account Details” means, in relation to any payment to be made under or pursuant to this Agreement, the name, account number, sort code, account location and other details specified by the payee and necessary to effect payment (whether by cheque, banker’s draft, telegraphic or other electronic means of transfer) to the payee;
“Pension Part-Timers Claim” means any claim brought by persons who are, or were, employees of a business disposed of prior to the date of this Agreement by any member of Six Continents’ Group (as constituted prior to Completion of the Reorganisation Agreement) and who allege sex discrimination in relation to their eligibility to have participated in or participate in any Six Continents’ Group Pension Scheme;
“Pensions Transfer Agreement” means one or more agreements entered into before the date of this Agreement governing the transfer of assets and liabilities with effect from 1 April 2003 from each of the Six Continents Group Pension Schemes to (in each case either the Six Continents Hotels UK Pension Plan or the Britivic Pension Plan, to the extent that the parties to those agreements are both the trustees and the principal employers of each scheme concerned.;

“Prague Breweries Litigation” means the claims by Prague Securities against (i) Bass International Holdings N.V., Bass Overseas Holdings Limited and Bass International Brewers Overseas Holdings Limited (in liquidation) dated February 1998 in relation to the alleged failure by those companies to make a mandatory public offer for the shares in Prague Breweries; and (ii) Bass International Brewers Overseas Holdings Limited dated December 1998 in relation to the alleged invalid mandatory offer to shareholders in Prague Breweries;
“Recipient” has the meaning given in Clause 6.1;
“Recovering Party” has the meaning given in Clause 7.1;
“Reorganisation” means the sale of the Retail Companies by Six Continents to M and B in accordance with the terms of the Reorganisation Agreement;
“Reorganisation Agreement” means the agreement dated [12] April 2003 between M and B and Six Continents in relation to the sale of the whole of the issued share capital of the Retail Companies by Six Continents to M and B;
“Retail Business” means the managed pubs, bars, restaurants and property development business carried on by the retail division of Six Continents’ Group prior to Completion as described in the M and B Listing Particulars dated 17 February 2003;
“Retail Companies” means the companies details of which are set out in Schedule 1 and “Retail Company” means any one of them;
“Retail Shares” means the entire issued share capital of each of the Retail Companies other than (Bede Retail Investment Limited) and Bede Retail Investment Limited;
“Scheme of Arrangement” means the scheme of arrangement pursuant to Section 425 Companies Act 1985 pursuant to which M and B was inserted as the new holding company of Six Continents and reference to the Scheme of Arrangement becoming effective shall mean that the Scheme of Arrangement has been sanctioned by the Court and an office copy of the order of the Court has been registered by the Registrar of Companies in England and Wales;

“Shared Liability” means
(i)	any Liability (subject, in relation to pensions, to the extent it is provided for by the Pensions Transfer Agreement in respect of the Leisure Disposals other than in respect of the BLA Guaranteed Leases or the Leisure Division Leases;
(ii)	any Liability (subject, in relation to pensions to the extent it is provided for by the Pensions Transfer Agreement in respect of the Chateau Lascombes Disposal;
(iii)	any Liability (subject, in relation to pensions to the extent it is provided for by the Pensions Transfer Agreement in respect of the Augustus Barnett Disposal other than in respect of the Augustus Barnett Returned Leases;
(iv)	any Liability (subject, in relation to pensions to the extent it is provided for by the Pensions Transfer Agreement in respect of the Bass Brewers Disposal other than to the extent it relates to the Beer Supply Indemnity, the Brewers Leases and the BMH Retail Indemnities;
(v)	any Liability in respect of the Brewers Leases Guarantee Obligation;
(vi)	any Pension Part-Timers Claim;
(vii)	any Liability in respect of the BMH Group Indemnities;
(viii)	the Prague Breweries Litigation;
(ix)	any Transactions Liability; and
(x)	any other Liability which relates to any asset owned or business carried out or action taken prior to the M and Reduction becoming effective by any member of Six Continents’ Group (as constituted at any time prior to the M and Reduction becoming effective);
(a) which does not relate exclusively or predominantly to either the Hotels Business or the Retail Business;
(b) which neither party nor any member of its Group (as constituted immediately following Completion but excluding, in the case of the M and B Group, Lastbrew Limited) knows about at the date of this Agreement;
(c) which, if the parties had considered immediately prior to the execution of this Agreement, would have been treated as falling within this definition having regard to the principles which were taken into account in determining that the Liabilities identified in paragraphs (i) to (ix) above were Shared Liabilities and to the general principles of ensuring that shareholders in M and B and IHG, as between themselves, are treated fairly; and
(d) the amount of which exceeds £5,000,000 and Liabilities related to a series or a number of connected matters shall be aggregated for this purpose;
“Shared Tax Liability” means a Shared Liability to the extent it relates directly or indirectly to Taxation PROVIDED THAT it shall not include any matter specifically referred to in paragraph 3 of Schedule 4 (Taxation);
“Six Continents” means Six Continents PLC, a public limited company registered in England and Wales with registered number 913450;

“Six Continents Group Pension Schemes” means the Six Continents Pension Plan and the Six Continents Executive Pension Plan;
“Six Continents Shareholders” means those persons on the register of members of Six Continents immediately prior to the Scheme of Arrangement becoming effective;
“Six Continents Shares” means all the issued shares of Six Continents, issued and credited as fully paid up;
“Sub-Let Leases” means (i) the sub-lease dated • between Six Continents and • relating to Unit 7, Connswater Retail Park, Belfast; and (ii) the sub-lease dated • between Six Continents and • relating to [Chiltern Street]; [To be updated at signing]
“Taxation” means all forms of taxation whether direct or indirect, whether arising as a result of a primary or secondary liability and whether levied by reference to income, profits, gains, net wealth, asset value, turnover, added value, the transfer of assets or otherwise, and statutory governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies (including, without limitation, social security contributions and any other payroll taxes but excluding rates or similar taxes), in each case whether of the United Kingdom or elsewhere, whenever imposed (whether imposed by way of withholding or deduction for or on account of taxation or otherwise), and all penalties, charges, fines, costs and interest relating thereto whether arising under the Instalment Regulations or otherwise PROVIDED THAT Taxation shall not include United Kingdom stamp duty but shall include stamp duty reserve tax. References to Tax or Taxation include the use of any Relief (whether the Relief arose before or after Completion) except where that use was taken into account in a return to a Taxation Authority made prior to Completion [or in relation to the period in which Completion occurs] in the accounts in the M and B or IHG Listing Particulars to reduce Taxation that would otherwise have arisen, and Liability or liability to Taxation shall accordingly be construed as including the use of a Relief in circumstances where, had there been no Relief to use, a Taxation Liability would have arisen in respect of which a claim could have been made under this Agreement (and where appropriate such a Liability shall be taken to be a Liability to a Taxation Authority);
“Taxation Authority” means any taxing or other statutory, governmental, state, provincial or local governmental authority, body, court, tribunal or official whatsoever (whether of the United Kingdom or elsewhere in the world) competent to impose, administer or collect any Taxation or make any decision or ruling on any matter relating to Taxation; and
“Taxes Act” or “TA” means the Income and Corporation Taxes Act;
“Taxation Liability” means a Liability to the extent it relates directly or indirectly to Taxation;
“Transactions” means the implementation of the Scheme of Arrangement, the Reorganisation Agreement, the funding of M and B to allow it to pay the outstanding consideration that arose under the Reorganisation Agreement, the capitalisation by Six Continents of £[•] of the M and B Group, the M and B Share Consolidation and the M and B Reduction;
“Transactions Liability” means any Liability in relation to the Transactions other than (a) any Liability relating to the publication of any listing particulars or supplementary listing particulars by IHG or M and B pursuant to the Listing Rules; (b) any Liability relating to the Form 20-F of M and B which is expected to be declared effective by the Securities

Exchange Commission on or before Completion; (c) any Liability or obligation of IHG, Six Continents or M and B arising under any provision of the Reorganisation Agreement or under any provision of this Agreement which does not relate to a Transactions Liability; (d) any Liability or obligation of IHG, Six Continents or M and B arising under the Demerger Sponsorship Agreement; or (e) the obligation to pay the Return of Capital (as defined in the Circular);
“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority under the FSMA; and
“Uncertificated Holder” means a Six Continents Shareholder who holds Six Continents Shares or a M and B Shareholder who holds M and B Shares, as applicable, in uncertificated form.
1.2	Subordinate Legislation
References to a statutory provision include any subordinate legislation made from time to time under that provision.
1.3	Interpretation Act 1978
The Interpretation Act 1978 shall apply to this Agreement in the same way as it applies to an enactment.
1.4	Modification etc. of Statutes
Except to the extent that any statutory provision made or enacted after the date of this Agreement would create or increase any liability of any party under this Agreement, any reference to a statutory provision:
1.4.1	shall include such provision as from time to time modified or re-enacted or consolidated whether before or after the date of this Agreement so far as such modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into under this Agreement on or prior to Completion; and
1.4.2	(so far as liability thereunder may exist or can arise) shall include also any past statutory provision (as from time to time modified, re-enacted or consolidated) which such provision has directly or indirectly replaced.
1.5	Companies Act 1985
The terms “subsidiary undertaking” and “parent undertaking” shall have the same meanings in this Agreement as their respective definitions in the Companies Act 1985.
1.6	Recitals, Clauses etc.
References to this Agreement include its Schedules and this Agreement as from time to time amended and references to Recitals, Clauses, sub-Clauses and Schedules are to Recitals, Clauses and sub-Clauses of, and Schedules to, this Agreement.
1.7	Headings
Headings shall be ignored in construing this Agreement.
1.8	Time of Day
References to times of day are to London time unless otherwise stated.

1.9	Singular/Plural
References in this Agreement (including the definitions in Clause 1.1) to the singular include the plural and vice versa.
1.10	Information
Any reference to books, records or other information means books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.
2	Demerger
2.1	Transfer of the Six Continents’ Group
M and B shall use reasonable endeavours to ensure that the M and B Reduction becomes effective as contemplated by, and in accordance with, the timetable set out in the Circular (or such other date as the parties may agree).
2.2	If the M and B Reduction becomes effective:
	2.2.1	M and B shall transfer or procure to be transferred to IHG with full title guarantee the Six Continents Shares. Except as otherwise expressly provided in this Agreement, no other warranties, indemnities, representations or undertakings, in any case implied or expressed, with regard to the Six Continents Shares or to the title of M and B thereto or to the business conducted by members of Six Continents’ Group are given by M and B, nor are the same to be implied by virtue of M and B entering into this Agreement or executing any instruments pursuant to this Agreement or conveying or transferring or agreeing to convey or transfer the same pursuant hereto or thereto;
	2.2.2	M and B shall deliver to IHG or as it may direct duly executed transfers of the Six Continents Shares in favour of IHG accompanied by the relevant share certificates; and
	2.2.3	M and B shall deliver to IHG or as it may direct a duly executed Power of Attorney to enable IHG or its nominee (pending registration of the relevant transfers) to exercise all voting and other rights attaching to the Six Continents Shares.
2.3	Issue of the IHG Shares
	2.3.1	In sole consideration for the Six Continents Shares sold to IHG pursuant to Clause 2.2 above, upon the M and B Reduction becoming effective, IHG shall allot and issue to each M and B Shareholder, credited as fully paid and ranking pari passu in all respects, one IHG Share for each fully paid M and B Share held by that M and B Shareholder and shall procure that each IHG Share so allotted shall immediately be registered in the names of the M and B Shareholders respectively entitled thereto.
	2.3.2	The allotment and issue by IHG of the IHG Shares pursuant to Clause 2.3.1 above to the M and B Shareholders shall extinguish any obligation on IHG to issue any further shares in the capital of IHG to any holder of any shares or other securities in M and B in connection with the transfer of the Six Continents Shares by M and B to IHG.

2.3.3	Immediately after execution of this Agreement, M and B shall provide IHG with the names and addresses of the M and B Shareholders who will be entitled to receive IHG Shares pursuant to the M and B Reduction and all other such information as IHG may reasonably request with a view to enabling it to pay dividends to the holders of the IHG Shares.
2.4	Issue of Documents of Title
IHG shall procure that (i) definitive share certificates in respect of the IHG Shares will be despatched to those Certificated Holders entitled thereto as soon as reasonably practicable and in any event within 8 days of Completion; and (ii) the CREST Instruction is sent so as to credit the IHG Shares to the accounts maintained in the CREST System by Uncertificated Holders entitled thereto to take effect as soon as practicable following IHG Admission, provided that if in the reasonable opinion of IHG it is impracticable for the IHG Shares to be admitted to the CREST System, IHG may procure that definitive share certificates be despatched to the Uncertificated Holders.
3	Action Pending Completion
Each of the parties undertakes to procure that, prior to Completion except as required by law or by the UK Listing Authority, the London Stock Exchange, the Securities Exchange Commission or the New York Stock Exchange, no action will be taken by it which is inconsistent with the provisions of this Agreement or in ensuring that the M and B Reduction becomes effective in accordance with the terms of the Circular.
4	Post-Completion Obligations
4.1	M and B Liabilities, Shared Liabilities and Sub-Let Leases Shortfall
	4.1.1	M and B as seller of the Six Continents Shares under this Agreement, shall indemnify and agrees to keep indemnified IHG as purchaser of the Six Continents Shares under this Agreement against any Liability of IHG or any other member of IHG’s Group which is a Shared Liability to the extent of 50 per cent. of such Liability only.
	4.1.2	M and B as seller of the Six Continents Shares under this Agreement, shall indemnify and agrees to keep indemnified IHG as purchaser of the Six Continents Shares under this Agreement against any Liability of IHG or any other member of IHG’s Group which is a M and B Liability.
	4.1.3	The provisions of Schedule 2 shall apply to any claim under this Clause 4.1.
	4.1.4	The provisions of this Clause 4.1 and 4.2 are conditional upon the M and B Reduction becoming effective.
	4.1.5	No obligations shall arise under this Clause 4.1 [or under Schedule 4] in respect of any Liability to the extent that the matter giving rise to such Liability has been satisfied or settled prior to the M and B Reduction becoming effective.
	4.1.6	Amounts paid under this Clause 4.1 shall be subject to repayment under Clause 7.
	4.1.7	M and B shall not be liable to IHG under (x) of the definition of Shared Liability in this Agreement to the extent that the Liability relates to any matter in respect of which Six Continents has a Liability pursuant to the Reorganisation Agreement. M and B agrees that it shall not make any claim under (ii) the definition of Shared Liability in the Reorganisation Agreement to the extent that such claim relates to any matter in respect of which M and B has a Liability under this Agreement.
4.1.8	If the sub-tenant under a Sub-Let Lease either (i) terminates that Sub-Let Lease; (ii) vacates the premises to which such Sub-Let Lease relates; or (iii) ceases to make payment by reason of default or otherwise, in any such circumstances where the sub-tenant does not pay the full amount of rent which would have been payable for the remainder of the Sub-Let Lease had the Sub-Let Lease continued until its stated expiry date, then M and B shall pay to IHG (as trustee for Six Continents) 50 per cent of the difference between the shortfall and the amount of rent received by Six Continents in respect of the same period from the relevant sub-tenant. [Deal with other receipts: Premiums, varying rentals etc]. [Note: To be discussed and amended]
4.2	Taxation
	4.2.1	Schedule 4 shall apply in relation to all the matters for which it makes provision and the provisions of Schedule 4 shall apply in relation to any matter dealt with in that Schedule instead of the provisions of any other part of this Agreement.
	4.2.2	When the provisions of Schedule 4 conflict with any other provision of this Agreement, Schedule 4 shall prevail if such conflict arises in relation to Tax.
	4.2.3	Where under this Agreement and apart from Schedule 4 and this Clause:
(i) a party would become liable to make a payment to another; and
(ii) that payment relates wholly to Taxation, or part of that payment relates to Taxation;
then no liability shall arise under this Agreement to make that payment or that part unless Schedule 4 so provides.
4.3	Where a claim for a payment arises under this Agreement (other than pursuant to Clause 14.5), then, to the extent that that claim relates to Taxation, the provisions of Schedule 4 shall apply in relation to any matter dealt with in that Schedule instead of the provision of any other part of this Agreement.
4.4	Notwithstanding Clause 4.3, and for the avoidance of doubt, Clause 8 (Double Claims) shall apply to a claim made under Schedule 4 in the same way as it applies to any other claim made under this Agreement.
5	Further Assurance
5.1	M and B and IHG undertake to co-operate in good faith following Completion to ensure that they and their respective Groups do such acts and things at the joint cost of M and B and IHG as may reasonably be necessary for the purpose of giving to M and B, IHG and their respective Groups the full benefit of all relevant provisions of this Agreement and all other agreements entered into pursuant to this Agreement. IHG agrees to procure the due performance of the obligations of the members of IHG’s Group under this Agreement and all other agreements entered into by them in connection with the Demerger (including the Reorganisation Agreement) in consideration of M and B’s agreement to procure the due performance of the obligations of the members of M and B’s Group under this Agreement and all other agreements entered into by them in connection with the Demerger.
5.2	The parties shall use all reasonable endeavours following Completion to procure that (and to procure that the members of their respective groups use all reasonable endeavours to procure that) any necessary third party shall at the joint cost of M and B and IHG execute such documents and do such acts and things as may reasonably be required for the purpose of giving to IHG and M and B the full benefit of all relevant provisions of this Agreement.
5.3	Save in relation to any guarantee, indemnity, counter-indemnity or letter of comfort given by a member of IHG’s Group which relates to a M and B Liability or a Shared Liability, M and B agrees it will use all reasonable endeavours after Demerger (so far as it is lawfully able to do so) to obtain a full and effective release of any member of IHG’s Group from any guarantees, indemnities, counter indemnities and letters of comfort (if any) which such member of IHG’s Group may have given in relation to any member of M and B’s Group and pending such release it shall indemnify IHG (for itself and as trustee for each member of IHG’s Group other than IHG) in respect of any claims made pursuant to such guarantees, indemnities, counter indemnities and letters of comfort.
5.4	Without prejudice to any other provision of this Agreement, the parties undertake to use reasonable endeavours following Completion to co-operate, and ensure that their respective groups co-operate, with each other in relation to inquiries from Government or regulatory bodies, investigations or other proceedings of a like nature (an “Investigation”) where:
5.4.1	the Investigation relates to a M and B Liability or a Shared Liability; or
5.4.2	they have a mutual interest in the Investigation and
co-operating in such manner would not materially adversely affect any material interest of either of them.
5.5	Nothing in this Agreement shall require any party to act in breach of any provision of the Data Protection Act 1998 (the “DPA”) and each party shall only be required to fulfil its obligations under this Agreement to the extent permissible under the DPA or, without prejudice to the foregoing, no party shall be required to disclose or make available to the other any information the disclosure or making available of which would or might, in the reasonable opinion of the disclosing party, cause the disclosing party to be in breach of any duty of confidentiality (whether arising at common law or by statute) owed to any person other than the party requesting disclosure or any of its subsidiaries.
5.6	Wherever in this Agreement provision is made for the payment by one party to another, such payment shall be effected by crediting for same day value the account specified in the Payment Account Details of the party entitled to the payment by way of CHAPS on or before the due date for payment. Payment of such sum shall be a good discharge to the payer of its obligation to make such payment.
6	Conduct of Claims
6.1	If either party (in each case the “Notifying Party“) becomes aware of any matter that may give rise to a claim against the other party (the “Recipient“) under this Agreement including without limitation a claim from any third party which constitutes or may constitute a Shared Liability or in respect of which the Recipient is or may be liable to indemnify the Notifying Party under this Agreement, notice of that fact (together with all details of the matter in question as are reasonably available) shall be given by the Notifying Party to the Recipient as soon as is reasonably practicable (but in any event within such period as will afford the Recipient reasonable opportunity of requiring the Notifying Party to lodge a timely appeal or response). Any failure to give such notice shall not affect the rights of the Notifying Party except to the extent that the rights or interests of the Recipient are prejudiced by such failure.
6.2	Other than in respect of a Shared Liability (which shall be dealt with in accordance with the provisions of Clause 6.4), without prejudice to the validity of the claim or alleged claim in question, the Notifying Party shall allow, and shall procure that any member of its Group allows, the Recipient and its accountants and professional advisers to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim and for such purpose the Notifying Party shall, and shall procure that all members of its Group shall, at the expense of the Recipient, take all such action and give all such information, documentation and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents, books and records, as the Recipient or its accountants or professional advisers may reasonably request for the purposes of investigating the matter or circumstance alleged to give rise to such claim provided that (i) the Notifying Party shall not be obliged to breach any confidentiality obligations to which a member of its Group is a party and (ii) the Notifying Party shall not be obliged to take any action which would prejudice any legal privilege of which it is aware and which attaches to any documents.
For the avoidance of doubt, the above provisions will require the Notifying Party to show to the Recipient or its advisers or accountants a document to which legal privilege attaches, if it is so shown on such constitutions as to confidentiality or otherwise which [•] that privilege is retained in that document.
6.3	If the claim in question is a result of or in connection with a claim by or liability to a third party (other than in respect of a Shared Liability) then:
	6.3.1	no admission of liability shall be made by or on behalf of the Notifying Party or any member of its Group and the claim shall not be compromised, disposed of or settled without the prior written consent of the Recipient (such consent not to be unreasonably withheld or delayed);
	6.3.2	subject to Clauses 6.4 and 6.5, the Recipient shall be entitled at its own expense in its absolute discretion to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, postpone, settle, compromise or contest such claim or liability or any adjudication in respect thereof (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of the Notifying Party or any member of its Group concerned and to have the conduct of any related proceedings, negotiations or appeals; and
	6.3.3	the Notifying Party shall, and will procure that any relevant member of its Group shall, take all such action and give all such information, documentation and assistance, including access to premises and personnel, copies of any relevant correspondence and the right to examine and copy or photograph any assets, accounts, documents, books and records, for the purpose of avoiding, disputing, denying, defending, resisting, appealing, postponing, settling, compromising or contesting any such claim, liability or adjudication as the Recipient or its professional advisers reasonably request provided that the Recipient shall indemnify the Notifying Party against all third party costs and expenses that it or any member of its Group may reasonably and properly incur as a result of the Recipient taking the actions described in Clause 6.3.2 and this Clause 6.3.3 and, if so required by the Notifying Party, shall provide a reasonable estimate of the costs and expenses that the Notifying Party may incur as a result of taking such action as is then requested by the Recipient. The Recipient agrees to keep the Notifying Party fully informed as to the progress of any such claim and the defence thereof.
6.4	The parties agree that proceedings in respect of any Shared Liability shall be conducted by such entity against whom or in whose name such Liability arises unless the parties agree in writing that a member of the other party’s Group would be in a better position to deal with such proceedings. The parties will so agree where the chances of successfully negotiating a solution to the issue are more likely with one party than the other. The provisions of Schedule 3 shall apply in respect of any such proceedings. If the provisions of Clauses 4.1.1 or 4.1.2 cease to apply due to the provisions of paragraph 1.1 of Schedule 2, this Clause 6 shall cease to apply in respect of the relevant Liabilities.
6.5	The parties acknowledge that the M and B Group shall have conduct of (i) the Beer Tie Litigation; (ii) any claims in respect of the Beer Supply Indemnity; (iii) any claims in respect of the Brewers Leases; (iv) claims in respect of the Dave and Busters Leases; and (v) any Pensions Part-timers Claims. Clauses 6.3.2 and 6.3.3 shall apply to such matters.
7	Recovery
7.1	If either party (in each case the “Settling Party“) pays an amount in discharge of any claim under this Agreement and any other party (the “Recovering Party“) or any member of its Group has previously recovered or subsequently recovers (whether by payment, discount, credit, relief, set-off or otherwise, including, for the avoidance of doubt, of or reduction of Taxation) from a third party or insurer a sum which is referable to the subject matter of the claim within [7] years of the making of the payment in discharge of the claim, the Recovering Party shall forthwith pay, or shall procure that the relevant member of its Group forthwith pays, to the Settling Party an amount equal to (i) the sum recovered from the third party including any interest or repayment supplement received as part of such payment (or 50 per cent. of the aggregate of such sum and such supplement and interest in the case of a Shared Liability) less any reasonable and proper costs and expenses of recovery and any Taxation suffered in respect of such recovery (or 50 per cent. of the aggregate of such sum in the case of a Shared Liability) or (ii) if less, the amount previously paid by the Settling Party to the Recovering Party less any reasonable and proper costs and expenses of recovery (or 50 per cent. of such costs and expenses in the case of a Shared Liability).
7.2	Where the Recovering Party has or may have a claim against a third party in relation to any matter which may give rise to, or has given rise to, a claim under this Agreement, the Recovering Party shall use all reasonable endeavours, and shall procure that all reasonable endeavours are used, to recover any amounts due from such third party within any applicable time limit referred to in Clause 7.1.

8	Double Claims
IHG shall not be entitled to recover from M and B or any member of its Group more than once in respect of the same Losses or Liabilities.
9	Mitigation of Loss
In mutual consideration of the other party agreeing to comply with this Clause, each party shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability (or an increase in such liability) in respect of any claim under this Agreement.
10	Non-Solicitation of Employees
10.1	Non-Solicitation of Employees
M and B undertakes with IHG (for itself and as trustee for other members of IHG’s Group) that M and B will not, and will procure that no other member of M and B’s Group will, during the Restricted Period induce or seek to induce any Restricted Employee to become employed whether as employee, consultant or otherwise by M and B or any other member of M and B’s Group whether or not such Restricted Employee would thereby commit any breach of his contract of service. The placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 10 provided that M and B (or any other member of M and B’s Group) does not encourage or advise such agency to approach any such Restricted Employee.
10.2	Reasonableness of Restrictions
M and B confirms that it has received independent legal advice relating to all the provisions of this Clause 10. M and B agrees that it considers that the restrictions contained in this Clause 10 are no greater than is reasonable and necessary for the protection of the interests of IHG but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.
10.3	Interpretation
The following terms shall have the following meanings respectively in this Clause 10:
10.3.1	“Restricted Employee” means any employee of any member of IHG’s Group immediately following Completion who (i) holds a position which is Band 4 (or any replacement band) or higher and (ii) is not made redundant during the Restricted Period; and
10.3.2	“Restricted Period” means one year commencing on the M and B Reduction becoming effective.
11	Confidentiality
With effect from Completion, none of the parties to this Agreement shall and each shall procure that no company which is, whether at Completion or in the future, a member of its

Group shall, disclose to any person information of a confidential nature relating to the other party or any member of its Group or to the affairs of the other party or any member of its Group unless such disclosure has been authorised beforehand in writing by that other party PROVIDED THAT the provisions of this Clause 12 shall not apply to information which (a) is or comes into the public domain otherwise than through breach by any party of this Clause, (b) is generated or acquired entirely independently of information possessed as at the date hereof by any of the parties hereto or members of their Groups, or (c) is required by law or by any court of competent jurisdiction, any recognised stock exchange or any regulatory body to be disclosed.
The parties shall procure that each of their respective officers, employees and representatives shall keep confidential all such information.
12	Termination
12.1	This Agreement shall terminate if (i) either the Demerger Sponsorship Agreement is terminated prior to Demerger becoming effective, in which case this Agreement shall terminate immediately upon termination of the Demerger Sponsorship Agreement or (ii) the M and B Reduction does not become effective on or prior to •[date 5 weeks after date agreement is signed to be inserted] 2003.
12.2	Upon termination of this Agreement (howsoever arising), no party shall have any claim against the other.
13	Waiver of Rights: No Rescission
13.1	No Waivers
Any right, power or remedy hereby conferred upon a party shall be in addition, and without prejudice, to all other rights, powers and remedies available to that party and no exercise or failure to exercise or delay in exercising any such right, power or remedy shall constitute a waiver by that party of any such other right, power or remedy arising under this Agreement or otherwise.
13.2	No Rescission
No party hereto shall be entitled to rescind this Agreement before or after Completion for any reason whatsoever.
14	Other Provisions
14.1	Announcements
M and B and IHG shall consult together as to the terms of, the timetable for and manner of publication of, any announcement to shareholders, employees, customers and suppliers or to the UK Listing Authority or to the London Stock Exchange, the New York Stock Exchange or other authorities or to the media or otherwise which either may desire or be obliged to make regarding this Agreement or the consummation of the Demerger.

14.2	Release, indulgence etc.
Any Liability to either party under this Agreement may in whole or in part be released, compounded or compromised or time or indulgence given by that party in its absolute discretion without in any way prejudicing or affecting its rights against the other under the same or a like [or any other] Liability.
14.3	Successors and Assigns
This Agreement is personal to the parties to it and the rights and obligations of the parties may not be assigned or otherwise transferred.
14.4	Variation etc.
No variation of this Agreement shall be effective unless in writing and signed by, or on behalf of, each of the parties to this Agreement.
14.5	Interest
If either party defaults in the payment when due of any sum payable under this Agreement (whether determined by agreement or pursuant to an order of a court or otherwise) the liability of such party shall be increased to include a payment of interest on such sum (subject to deduction or withholding of Taxation as required by law) from the date when such payment is due until the date of actual payment (after as well as before judgement) at a rate per annum of 2 per cent above the base rate from time to time of National Westminster Bank PLC. Such interest shall accrue from day to day.
14.6	Payments
Payments shall be made by the relevant party in relation to any claim under this Agreement within 30 days of receipt of a valid demand or invoice (as appropriate) from the party seeking payment.
14.7	Notices
	14.7.1	Any notice or other communication requiring to be given or served under or in connection with this Agreement shall be in writing and shall be sufficiently given or served if delivered or sent to the contact details of each party as notified by them in writing from time to time to the other.
	14.7.2	Any such notice or other communication shall be delivered by hand or sent by courier, fax or prepaid first class post. If sent by hand or courier such notice or communication shall conclusively be deemed to have been given or served at the time of despatch, in the case of service in the United Kingdom, or on the following Business Day, in the case of international service. If sent by fax such notice or communication shall be deemed to have been given or served at the time of despatch provided a suitable confirmation of such delivery is received by the sender of such fax and a copy of the fax containing such notice or communication (together with such confirmation) is sent by post as soon as practicable thereafter. If sent by post such notice or communication shall conclusively be deemed to have been received two Business Days from the time of posting, in the case of inland mail in the United Kingdom, or four Business Days from the time of posting, in the case of international mail.
14.8	Severance

If any term or provision in this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected. Subject thereto, should any term or provision of this Agreement be or become ineffective, in whole or in part, for reasons beyond the control of the parties, the parties shall use reasonable efforts to agree upon a new provision which shall as nearly as possible have the same commercial effect as the ineffective term or provision or part thereof.
14.9	Entire Agreement
This Agreement and the agreements and documents entered into in connection with this Agreement contain the whole Agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. Each party acknowledges that it has not been induced to enter this Agreement by and, so far as permitted by law, hereby waives any remedy in respect of (and acknowledges that neither the other party nor any of its agents, officers or employees have given) any warranties, representations, indemnities, undertakings or other statements whatsoever (written or oral) not expressly incorporated into this Agreement.
14.10	Counterparts
This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.
14.11	Contracts (Rights of Third Parties) Act 1999
This Agreement does not create any right under the Contracts (Rights of Third Parties) Act 1999 which is enforceable by any person who is not a party to it.
14.12	Governing Law and Dispute Resolution
	14.12.1	This Agreement shall be governed by and construed in accordance with English law.
	14.12.2	If any dispute or disagreement arises between the parties as to any matter referred to or in connection with this Agreement the parties agree that:-
		(i)	as soon as reasonably practicable after they are aware of such dispute or disagreement, they shall discuss the issue giving rise to the dispute or disagreement and negotiate in good faith with a view to reaching an amicable and reasonable solution for a period of up to 10 Business Days;
		(ii)	if discussions and negotiations fail to resolve such dispute or disagreement, such matter shall be referred to IHG’s Chief Executive (for the time being) and M and B’s Chief Executive (for the time being) (or such other senior executive as IHG or M and B shall nominate) who shall discuss such dispute or disagreement in good faith with a view to reaching an amicable and reasonable solution for a further period of up to 20 Business Days (or such longer period as the parties may agree in writing) from the date on which such dispute or disagreement is referred to the Chief Executives;
		(iii)	in respect of all disputes or agreements, if the Chief Executives are unable to resolve such dispute or disagreement within the period referred to in sub-Clause 14.12.2(ii), the matter will then be referred to mediation in accordance with the model procedure of the Centre for Dispute Resolution, London (“CEDR”), such mediation to be completed within 30 days of signature of the CEDR Mediation Agreement;
(iv)	in respect of all disputes or agreements if the dispute or disagreement is not settled as a result of (and within the time specified under) the mediation process referred to in (iii) the parties shall submit to the exclusive jurisdiction of the English Courts.

In witness whereof this Agreement has been entered into on the date stated at the beginning.

SIGNED by [ ] on behalf of Mitchells & Butlers PLC in the presence of:	}

SIGNED by [ ] on behalf of InterContinental Hotels Group PLC in the presence of:	}

Schedule 1
Retail Companies

1	Bede Retail Investments Limited
Company Number: 04125272
Registered Office: 20 North Audley Street, London, W1K 6WN
2	BHR Mexico Limited
Company Number: 03420338
Registered Office: 20 North Audley Street, London, W1K 6WN
3	NAS (Jersey) Limited
Company Number: 638
Registered Office: Huguenot House, 28 La Motte Street, St. Helier, Jersey, JE2 4SY
4	Six Continents Lease Company Limited
Company Number: 03152524
Registered Office: Cape Hill Brewery, PO Box 27, Birmingham West Midlands, B16 0PQ
5	Six Continents Retail Germany GmbH
6	Standard Commercial Property Developments Limited
Company Number: 00056525
Registered Office: No.1 First Avenue, Centrum 100, Burton on Trent, Staffs DE14 2WB

Schedule 2
Limitations on Liability under Clause 4.1.3

1	Limitation of Liability
Notwithstanding the provisions of Clause 4, neither party (the “Obligor”) shall be liable to the other (the “Indemnified Party”) under Clause 4:-
1.1	Time Limits
in respect of:
1.1.1	any claim to the extent it relates to a Liability which is referred to in paragraph (x) of the definition of a M and B Liability ; or
1.1.2	any claim to the extent it is a Shared Liability
unless written notice of such claim is given by the Indemnified Party to the Obligor setting out reasonable details of the claim within 7 years of the date of this Agreement;
1.2	Insurance
in respect of any claim to the extent that any Losses arising from such claim are (after taking account of Taxation on the insurance proceeds but giving credit in calculating such Taxation for any tax relief available in respect of those Losses) covered by a policy of insurance in force on or before the date of this Agreement and payment is made by the insurer;
1.3	Net Benefit
in respect of any claim for any Losses suffered by the Indemnified Party or any member of the Indemnified Party’s Group to the extent of any corresponding savings by or net benefit to the Indemnified Party or any member of the Indemnified Party’s Group arising directly therefrom;
1.4	Contingent Liabilities
if any claim shall arise by reason of liability which at the time the claim is notified to the Obligor is contingent only, unquantifiable or not yet due, except in respect of associated costs actually incurred, the Obligor shall not be liable to make any payment to the Indemnified Person in respect of the claim unless and until the contingent liability ceases to be so contingent or becomes quantifiable or due.
2	Prior Receipt
If, before the Obligor pays an amount in discharge of any claim under Clause 4.1, the Indemnified Party or any member of the Indemnified Party’s Group recovers or is entitled to recover (whether by payment, discount, credit, relief or otherwise) from a third party a sum which is referable to the subject matter of the claim, the Indemnified Party shall procure to the extent of that entitlement that before steps are taken against the Obligor under this Agreement all reasonable steps are taken to enforce such recovery and any actual recovery (less any reasonable costs incurred in such recovery and less any Taxation suffered in the recovery after taking account of any tax relief available in respect of any matter giving rise to the claim) shall pro tanto reduce or satisfy, as the case may be, such claim.

Schedule 3
Conduct of Claims in Respect of Shared Liabilities

In relation to any claim by or liability to a third party which is a Shared Liability, the following provisions shall apply:-
1	The party which has conduct of the claim in accordance with Clause 6.4 (the “Conducting Party”) shall only instruct legal advisers who are reasonably satisfactory to the other party (the “Other Party”).
2	The Other Party shall provide the Conducting Party with such information, documentation and assistance, including access to premises and personnel, copies of any relevant correspondence and the right to examine and copy or photograph any assets, accounts, documents, books and records, for the purpose of avoiding, disputing, denying, defending, resisting, appealing, postponing, settling, compromising or contesting any such claim, liability or adjudication as the Conducting Party or its professional advisers reasonably request provided that (i) the Conducting Party shall not be obliged to breach any confidentiality obligations to which a member of its Group is bound and (ii) the Conducting Party shall not be obliged to take any action which would prejudice any legal privilege of which it is aware and which attaches to any document.
3	The Conducting Party shall ensure that the Other Party is copied into all relevant documentation and correspondence and shall give the Other Party reasonable opportunity (so far as practicable) to review and comment upon any proposed course of action. In conducting the claim, the Conducting Party shall comply with all reasonable requests of the Other Party save to the extent such request might materially prejudice the day-to-day commercial interests of the Conducting Party.
4	No admission of liability should be made by or on behalf of the Conducting Party or any member of its Group and the claim shall not be compromised, disposed of or settled without the prior written consent of the Other Party (such consent not to be unreasonably withheld or delayed).
5	The terms of any settlement reached shall be kept confidential. If either party (or any member of its Group) is required by law or by any court of competent jurisdiction, any recognised stock exchange or any regulatory body to make an announcement relating to the settlement or the subject matter of such settlement, that party shall notify the other party and so far as reasonably practicable shall, prior to making any such announcement consult with the other party as to the form of such announcement taking into account any reasonable concerns of that other party.
6	The Other Party and the Conducting Party shall each pay 50 per cent of the aggregate of the reasonable costs and expenses incurred by the two parties in relation to conduct of the proceedings. The Other Party and the Conducting Party shall agree in writing the aggregate of such costs and expenses as soon as is reasonably practicable following completion of the proceedings. To the extent that one party has incurred less than 50 per cent of the agreed aggregate cost and expenses, it shall pay such amount to the other party as means that both parties have incurred 50 per cent of the agreed costs and expenses promptly upon receipt of written demand for such payment.

Schedule 4
Taxation

1	Interpretation
In this Schedule headings shall not affect its interpretation and, unless the context otherwise requires, the provisions in this paragraph apply.
1.1	Definitions
In this Schedule, words and expressions defined in Clause 1 shall have the same meaning when used in this Schedule, unless otherwise stated, and the following words and expressions shall have the following meanings:
“Effective Date” means the date of Completion;
“IHG Group” means IHG and each company which, immediately following Completion, is a subsidiary undertaking of IHG;
”IHG Group Member” means a member of the IHG Group;
“M and B Group” means M and B and each company which, immediately following Completion, is a subsidiary undertaking of M and B;
“M and B Group Member” means a member of the M and B Group;
“Records” means all books, accounts and documents, whether in written or electronic form including, without limitation, all tax returns, computations, invoices, ledgers and contracts and correspondence, agreements and concessions with any Taxation Authority and all information contained therein;
“Relief” includes any relief, right to repayment of tax, loss, allowance, exemption, set-off, deduction or credit in computing or against profits or Taxation;
“Six Continents Group” means Six Continents and its subsidiary undertakings;
“Tax Liability Principle” means the principle that companies in each of the IHG Group and the M and B Group should, except where express provision is made to the contrary, be primarily liable for discharging their own Taxation liabilities (as set out in paragraph 2);
“Taxes Act” or “TA” means the Income and Corporation Taxes Act 1988;
“TCGA” means the Taxation of Chargeable Gains Act 1992;
“VAT” means value added tax as imposed by the Value Added Tax Act 1994 or any similar tax imposed by the laws of a jurisdiction outside the United Kingdom;
“VATA” means the Value Added Tax Act 1994.
1.2	Rate of Corporation Tax
References in this Schedule to the “rate of corporation tax” in force for an accounting period of a company shall, where the rate of corporation tax has varied during that accounting period, be construed as referring to a weighted average rate which takes into account the length of the accounting period (in days) and the number of days in that accounting period for which each relevant rate of corporation tax has been in force.

1.3	References
References to this Schedule include this Schedule as from time to time amended and references to paragraphs are to paragraphs of this Schedule.
When an obligation arises under this Schedule to make a payment in respect of the use of a Relief to reduce Taxation that would otherwise have arisen, the amount of that payment shall, subject to paragraph 4.2, be the amount of Taxation which becomes payable which would not have been so payable had the Relief not been so used.
2	Tax Liability Principle
2.1	Save as expressly provided in this Agreement or in the Reorganisation Agreement, and without prejudice to the rights and obligations contained in this Schedule, each member of the IHG Group and each member of the M and B Group shall be responsible for discharging any liability which may fall on it in respect of Taxation, and neither party to this Agreement indemnifies or otherwise agrees to make payment to, or to procure the making of payment to, the other in relation thereto.
2.2	Nothing in this Schedule shall be construed as removing the rights of members of the IHG Group or the M and B Group to claim in relation to Taxation under contractual provisions entered into prior to or after the date of this Agreement.
3	Specific Indemnities
3.1	Where:
	(i)	any Taxation liability (other than in respect of VAT) is by law the primary liability of a M and B Group Member or any company which, immediately following Completion is either in a group with M and B for any Taxation purposes or is controlled by M and B for any Taxation purposes and, in each case, is not a IHG Group Member (together a “M and B Tax Group Member”); and
	(ii)	the relevant Taxation Authority recovers that liability from IHG or any IHG Tax Group Member (being similarly defined) under any statutory provision conferring a right of secondary recovery resulting from circumstances in which a M and B Tax Group Member has not discharged its primary liability to pay Tax,
M and B covenants to pay or to procure that the relevant M and B Tax Group Member which is primarily responsible for the Tax will pay to IHG or the IHG Tax Group Member from which the Taxation Authority has sought recovery, an amount equal to any such secondary liability recovered from IHG or the IHG Tax Group Member save to the extent that payment has already been made pursuant to any statutory right of recovery from the relevant M and B Tax Group Member.
3.2	Where:
	(i)	any Taxation liability is a liability to account for VAT (and any related penalties or interest) in respect of actual or deemed supplies, self-supplies, importations or acquisitions made by any member of the M and B Group (including without limitation any such VAT arising in the VAT return period in which Completion takes place); and

(ii)	such liability falls on a member of the IHG Group as a result of its being or having been or becoming for the whole or part of the VAT return period in question a member of, or the representative member of, the same VAT group as the M and B Group Member which made, or is deemed to have made, the supply, self-supply, import or acquisition in question,
M and B agrees to pay or, as the case may be, to procure that the relevant M and B Group Member which made or is deemed to have made the actual or deemed supplies, self-supplies, importations or acquisitions will pay, an amount equal to the VAT recovered (plus any interest or penalties thereon except to the extent due to the default or unreasonably delay of an IHG Group Member) paid by (or recovered from) IHG or the IHG Group Member to IHG or the IHG Group Member which paid the VAT (or from which the VAT has been recovered).
3.3	M and B agrees to pay to IHG an amount equal to 50 per cent. of any liability to Taxation of IHG or any IHG Group Member arising as a result of the transfer of any asset or interest in any asset executed or otherwise effected after the Effective Date pursuant to Clause [5.5 or 5.6] (Further Assurance) of the Reorganisation Agreement.
3.4	M and B agrees to pay to IHG an amount equal to any Taxation liability of a IHG Group Member arising under section 31A TCGA where:
	3.4.1	the “section 30 disposal” referred to in section 31(8) TCGA is the disposal by Bass Machine Holdings Limited (now known as Six Continents Holdings Limited) of the shares in Bass Holdings Limited on 22 August 2000; and
	3.4.2	the company holding the relevant “asset with enhanced value” (as defined in section 31(6) TCGA) immediately following Completion is a M and B Group Member.
4	Exclusions and Due Date for Payment
4.1	The due date for any payment to be made pursuant to paragraph 3 or paragraph 5 shall be the later of:
	4.11	ten (10) Business Days after the date of service by IHG of a notice demanding payment hereunder;
	4.12	in the case of a liability to a Taxation Authority either (a) five (5) Business Days before the last date on which payment of the Taxation giving rise to the right to payment can be made to the relevant Taxation Authority in order to avoid a liability to interest or penalties accruing or (b) in the case of the use of a Relief, (i) the earliest date on which Taxation becomes payable which would not have been payable had the Relief not been used or (ii) if earlier, the date falling seven (7) years from the date of this Agreement; or
	4.13	in the case of a liability in respect of a payment other than to a Taxation Authority, five (5) Business Days before the latest date on which the payment giving rise to the liability is required to be made.
4.2	Subject to paragraph 4.3, where the liability under paragraph 3 or paragraph 5 relates to the use of a Relief the amount of the liability to Taxation shall in a case when paragraph 4.1.2(b)(ii) applies be the rate of corporation tax (or in the case of any Tax other than corporation tax, the appropriate rate applying similar principles as apply to the determination of the “rate of corporation tax”) in force in the accounting period in which the due date for payment falls multiplied by the amount of the Relief used.
4.3	To the extent that there is a change in law between the date on which a Relief is used and the due date for payment as provided for in paragraph 4.1.2(b)(ii) such that the Relief (if it had not already been used) could no longer be utilised to reduce a liability to Taxation, the amount of the liability to Taxation resulting from the use of the Relief shall be treated, for the purposes of this Schedule, as zero and the claim relating to the prior use of the Relief shall lapse.
4.4	If any claim by a Taxation Authority in respect of which a payment has been made under paragraph 3 or paragraph 5 of this Schedule is subsequently finally determined by the relevant Taxation Authority or by another relevant person in the case of a claim relating to a liability to a person other than a Taxation Authority to be less than the amount by reference to which that payment was calculated, an appropriate amount shall be repaid within five (5) Business Days of such determination.
4.5	Any amount payable pursuant to paragraph 3 or paragraph 5 shall bear interest on such sum from the due date for payment until the date of actual payment at the rate specified in Clause [14.5] (Interest) of this Agreement. Any amount due to be repaid pursuant to paragraph 4.4 shall bear interest on such sum from the date on which the determination referred to in paragraph 4.4 was made until the date of repayment at the rate specified in Clause [14.5] of this Agreement. All such interest shall accrue from day to day.
4.6	M and B shall not be liable to IHG under paragraph 3.1, 3.2 or 3.3 above for claims arising from any single circumstance if the amount of the liability which it would otherwise have does not exceed £500,000. Claims relating to a series of connected matters shall be aggregated for this purpose.
5	Shared Tax Liabilities and M and B Tax Liabilities
5.1	Shared Liabilities
M and B, as seller of the Six Continents Shares, shall indemnify and agrees to keep indemnified IHG, as purchaser of the Six Continents Shares, against any Liability of IHG or any member of the IHG Group which is a Shared Tax Liability to the extent of 50 per cent. of such Liability.
5.2	M and B Tax Liabilities
M and B, as seller of the Six Continents Shares, shall indemnify and agrees to keep indemnified IHG, as purchaser of the Six Continents Shares, against any Liability of IHG or any other member of the IHG Group which is a M and B Tax Liability.
6	Limitations on Liability
6.1	Limitation of Liability under Paragraph 3 or Paragraph 5
Notwithstanding the provisions of paragraph 3 or paragraph 5, M and B shall not be liable to IHG under paragraph 3 or paragraph 5:

6.1.1	Time Limits
in respect of:
(i)	any claim under paragraph 3;
(ii)	any claim to the extent it relates to a M and B Tax Liability which is referred to in paragraph (x) of the definition of M and B Liability; or
(iii)	any claim to the extent that it is a Shared Tax Liability,
unless written notice of such liability is given by IHG to M and B setting out reasonable details of the claim within seven (7) years of the date of this Agreement;
6.1.2	Insurance
in respect of any claim to the extent that any Losses arising from such claim are (after taking account of Taxation on the insurance proceeds but giving credit in calculating such Taxation for any Relief available in respect of those Losses) covered by a policy of insurance in force on or before the date of this Agreement and payment is made by the insurer;
6.1.3	Net Benefit
in respect of any claim for any Losses suffered by IHG or any member of the IHG Group to the extent of any corresponding savings by or net benefit to IHG or any member of the IHG Group arising directly therefrom;
6.1.4	Reorganisation Agreement
in respect of any obligation under Schedule 5 (Taxation) of the Reorganisation Agreement.
6.2	Limitation of Liability under Paragraph 5
M and B shall not be liable to IHG under paragraph 5 in respect of the disallowance of any expenses of management (as that term is used in section 75 Taxes Act) incurred in connection with any matter giving rise to a Shared Tax Liability or a M and B Tax Liability.
6.3	Contingent Liabilities
If any claim shall arise by reason of a Liability which at the time that the claim is notified to M and B is contingent only, unquantifiable or not yet due, then, except in respect of associated costs actually incurred, M and B shall not be liable to make any payment in respect of the claim unless and until the contingent liability has ceased to be so contingent or becomes quantifiable or due. This is without prejudice to paragraph 4.1.2(b)(ii).
6.4	Prior Receipt
If, before M and B pays an amount in discharge of any claim under this Schedule, IHG or any member of the IHG Group recovers or is entitled to recover (whether by payment, discount, credit, relief or otherwise) from a third party a sum which is referable to the subject matter of the claim, IHG shall procure that, to the extent of such amount, before steps are taken against M and B under this Schedule all reasonable steps are taken to enforce such recovery, and any actual recovery (less any reasonable costs incurred in such recovery and less any Taxation suffered on the recovery after taking account of any tax relief available in respect of any matter giving rise to the claim) (the “Net Recovered Amount”) shall reduce or satisfy, as the case may be, such claim to the extent of the Net Recovered Amount.
7	Stamp Duty
7.1	M and B agrees to pay an amount to IHG equal to 50 per cent. of any stamp duty that arises as a result of section 75 Finance Act 1986 not applying to the transfer of the shares in Six Continents to IHG under this Agreement, plus an amount equal to 50 per cent. of any interest and penalties arising in respect of such stamp duty except where the interest or penalties are due to the unreasonable delay of IHG in stamping the document conveying the Six Continents shares.
7.2	IHG agrees that it will submit a letter to the Inland Revenue within thirty (30) days of Completion requesting exemption from stamp duty pursuant to section 75 Finance Act 1986 for the transfer of the shares in Six Continents by M and B to IHG to effect the Demerger and will use reasonable endeavours to ensure that such exemption is granted.
7.3	M and B shall make any payment due under paragraph 7.1 five (5) Business Days after the later of:
	(i)	written demand from IHG; and
	(ii)	IHG making payment of the stamp duty to the Inland Revenue.
8	Conduct of Claims
8.1	In this paragraph 8:
	(i)	the “Notifying Party” means a party to this Agreement which becomes aware of a matter that may give rise to a claim under this Schedule including any intention that it, or a member of its Group, might have to make a disclosure to a Taxation Authority that might give rise to such a claim; and
	(ii)	the “Liable Party”, means IHG or any member of its Group which may become liable to make a payment relating, directly or indirectly, to Taxation in respect of which a payment may become due from M and B (or be paid by a member of its Group) under this Agreement.
8.2	If the Notifying Party becomes aware of any matter that may give rise to a claim under this Schedule, written notice of that fact (together with all material details of the matter in question as are reasonably available) shall be given by the Notifying Party to the other party (the “Recipient”). Such notice shall be given:
	(i)	as soon as is reasonably practicable;
	(ii)	where the Recipient is M and B, in any event within such period as will afford M and B reasonable opportunity of requiring the Liable Party to lodge a timely return, appeal or response; and
	(iii)	in respect of a liability to a Taxation Authority asserted against a member of the IHG Group, at least twenty (20) Business Days before any time limit for the Liable Party to make any response to a Taxation Authority.

Any failure to give such notice shall not affect the rights of the Notifying Party except to the extent that the rights or interests of the Recipient are prejudiced by such failure.
8.3	Other than in respect of a Shared Tax Liability or a liability under paragraph 3.3 or 7.1 (which shall be dealt with in accordance with the provisions of paragraph 8.6):
8.3.1	without prejudice to the validity of the claim or alleged claim in question, IHG shall allow, and shall procure that any member of its Group allows, M and B and its accountants and professional advisers to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim;
8.3.2	for such purpose IHG shall, and shall procure that all members of its Group shall, at the expense of M and B, take all such action and give all such information, documentation and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents, books and records, as M and B or its accountants or professional advisers may reasonably request for the purposes of investigating the matter or circumstance alleged to give rise to such claim.
8.4		If the claim in question is a result of or in connection with a claim by or liability to a third party (other than a Shared Tax Liability or a liability under paragraph 3.3 or 6.1) then:
	8.4.1	no admission of liability shall be made by or on behalf of IHG or any member of its Group and the claim shall not be compromised, disposed of or settled without the prior written consent of M and B (such consent not to be unreasonably withheld or delayed);
	8.4.2	M and B shall be entitled at its own expense in its absolute discretion to take such reasonable and proper action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, postpone, settle, compromise or contest such claim or liability or any adjudication in respect thereof (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of IHG or any member of its Group concerned and to have the conduct of any related proceedings, negotiations or appeals in relation to such claim, liability or adjudication;
	8.4.3	IHG shall, and will procure that any relevant member of its Group shall, take all such action and give all such information, documentation and assistance, including access to premises and personnel, copies of any relevant correspondence and the right to examine and copy or photograph any assets, accounts, documents, books and records, for the purpose of avoiding, disputing, denying, defending, resisting, appealing, postponing, settling, compromising or contesting any such claim, liability or adjudication as M and B or its professional advisers reasonably request provided that M and B shall indemnify IHG against all costs and expenses that it or any member of its Group may reasonably and properly incur as a result of M and B taking the actions described in 8.4.2 and this paragraph 8.4.3 and, if so required IHG shall provide a reasonable estimate of the costs and expenses that IHG may incur as a result of taking such action as is then requested by M and B. M and B agrees to keep IHG fully informed as to the progress of any such claim and the defence thereof, and to provide IHG with copies of all correspondence relating to the claim within 3 Business Days of receiving or sending such correspondence and to otherwise keep IHG informed of the progress of the claim including (i) providing IHG with draft copies of any correspondence that M and B intends to send before sending such correspondence, (ii) taking into account any reasonable comments that IHG might have in respect of such correspondence and (iii) informing IHG about its proposed conduct of the claim and taking into account any reasonable comments that IHG might have about such conduct;
8.4.4	IHG shall respond to any request for assistance, information, documentation or access to premises or personnel from the other party with sufficient promptness to allow, or to procure that a member of its Group allows, M and B to respond to a Taxation Authority or other person in relation to which a liability arises or may arise within any prescribed time limit and, in any event, within a reasonable time; and
	(v)	to the extent that IHG or a member of its Group is required or has the right to correspond with a Taxation Authority in respect of the matter M and B shall draft any correspondence or response to be sent to the Taxation Authority and IHG shall, or shall procure that the relevant member of its Group shall, send, or procure the sending of, such correspondence or response, having taken into account the reasonable comments of IHG, to the Taxation Authority promptly and, in any event, within any applicable time limit (unless M and B has not supplied IHG with such draft correspondence or response at least twenty (20) Business Days before such time limit, in which case IHG can correspond as it sees fit).
8.5	Notwithstanding the above , (i) IHG shall not be obliged to, or to procure that any member of its Group will breach any confidentiality obligations to which a member of its Group is bound and (ii) IHG shall not be obliged to, or to procure that any member of its Group will, take any action which would prejudice any legal privilege of which it is aware and which attaches to any documents.
For the avoidance of doubt the provisions of paragraph 8.5(ii) and 8.6.3(ii) will permit IHG (or the relevant company) to show to M and B or its advisers or accountants a document to which legal privilege attaches, if it is so shown on such conditions as to confidentiality or otherwise which ensure that privilege is retained in that document.
8.6	Conduct of Claims in Respect of Shared Tax Liabilities and Liability Under Paragraphs 3.3 and 6.1
In relation to any claim by or liability to a third party which is a Shared Tax Liability or to any claim arising under paragraph 3.3 and 6.1, the following provisions shall apply:
8.6.1	IHG and M and B agree that proceedings in respect of any Shared Tax Liability or of any claim arising under paragraph 3.3 or 6.1 shall be conducted by such entity against whom or in whose name such Liability arises unless the parties agree in writing that a member of the other party’s Group would be in a better position to deal with such proceedings;
8.6.2	the party which has conduct of the claim in accordance with paragraph 8.6.1 (the “Conducting Party”) shall have the option to instruct legal advisers reasonably satisfactory to the other party (the “Other Party”);
8.6.3	the Other Party shall provide the Conducting Party with such information, documentation and assistance, including access to premises and personnel,

copies of any relevant correspondence and the right to examine and copy or photograph any assets, accounts, documents, books and records, for the purpose of avoiding, disputing, denying, defending, resisting, appealing, postponing, settling, compromising or contesting any such claim, liability or adjudication as the Conducting Party or its professional advisers reasonably request provided that:
(i) the Other Party shall not be obliged to, or to procure that any member of its Group will, breach any confidentiality obligations to which a member of its Group is a party; and the Other Party shall not be obliged to take any action which would prejudice any legal privilege of which it is aware and which attaches to any document. For the avoidance of doubt this will permit IHG (or the relevant company) to show to M and B or its advisers or accountants a document to which legal privilege attaches, if it is so shown on such conditions as to confidentiality or otherwise which ensure that privilege is retained in that document.
(ii) The Other Party shall respond to any request for information, documentation or assistance with sufficient promptness to allow the Conducting Party to respond to a Taxation Authority or any other relevant person within any prescribed time limit and, in any event, within a reasonable time;
	8.6.4	the Conducting Party shall ensure that the Other Party is copied into all relevant documentation and correspondence and shall give the Other Party reasonable opportunity (so far as practicable) to review and comment upon any proposed course of action. In conducting the claim, the Conducting Party shall comply with all reasonable requests of the Other Party. The Conducting Party shall provide copies of the draft documentation or correspondence at least twenty (20) Business Days before any applicable time limit to submit such documentation or correspondence to a Taxation Authority or any other relevant person, and the Other Party shall provide any comments at least ten (10) Business Days before such time limit and, in any event, within a reasonable time of receiving the drafts from the Conducting Party;
	8.6.5	no admission of liability should be made by or on behalf of the Conducting Party or any member of its Group and the claim shall not be compromised, disposed of or settled without the prior written consent of the Other Party (such consent not to be unreasonably withheld or delayed); and
	8.6.6	the Other Party and the Conducting Party shall each pay 50 per cent. of the aggregate of the reasonable costs and expenses incurred by the two parties in relation to conduct of the proceedings. The Other Party and the Conducting Party shall agree in writing the aggregate of such costs and expenses as soon as is reasonably practicable following completion of the proceedings. To the extent that one party has incurred less than 50 per cent of the agreed aggregate costs and expenses, it shall pay such amount to the other party as means that both parties have incurred 50 per cent. of the agreed costs and expenses promptly upon receipt of written demand for such payment.
8.7	Notwithstanding anything in this paragraph 8, if the party whose liability gives rise to the claim under this Schedule wishes to take any action in relation to a claim which would increase the liability of M and B under this Schedule, M and B and IHG will discuss in good faith the terms on which the Liable Party could take over conduct of the proceedings, including, without limitation, the basis on which the Liable Party would provide information to M and B and the maximum amount for which M and B might be liable in respect of the claim under the terms of this Schedule with a view to enabling the Liable Party to conduct the claim as it wishes and with a view to M and B being liable only to the extent it would have been liable had the Liable Party not so conducted the claim.
8.8	The date for payment of any obligation to indemnify for costs and expenses in this paragraph 8 shall be ten (10) Business Days after a proper written demand is made for payment specifying the costs and expenses incurred.
8.9	The parties agree that the provisions of this paragraph take precedence over paragraph 14 of Schedule 5 to the Reorganisation Agreement.
9	Recovery
9.1	If:
	(i)	M and B pays an amount in discharge of any claim under this Agreement; and
	(ii)	IHG or any member of its Group has previously recovered or subsequently recovers (whether by payment, discount, credit, relief, set-off or otherwise) from a third party (including a Taxation Authority or insurer) a sum which is referable to the subject matter of the claim within 7 years of the making of the payment in discharge of the claim, then, to the extent that such recovery has not already been taken into account under paragraph 6.1.2 or 6.1.3 above, IHG shall forthwith pay, or shall procure that the relevant member of its Group forthwith pays, to M and B an amount equal to the lower of:
	(i)	the sum recovered from the third party including any interest or repayment supplement received as part of such payment less any reasonable and proper costs and expenses of recovery and any Taxation suffered in respect of such recovery or where the relevant payment was in respect of a Shared Tax Liability or arose under paragraph 3.3 or 7.1, half of that net amount; and
	(ii)	the amount previously paid by M and B to IHG.
9.2		Where IHG has or may have a claim against a third party in relation to any matter which may give rise to, or has given rise to, a claim under this Schedule, IHG shall use all reasonable endeavours, and shall procure that all reasonable endeavours are used, to recover any amounts due from such third party within any applicable time limit referred to in paragraph 9.1.
9.3		In the case of IHG or a IHG Group Member being subject to a secondary liability to Taxation where:
	(i)	the person who is primarily liable for such Taxation is not a M and B Group Member or a IHG Group Member; and
	(ii)	M and B, or a member of its Group, is entitled to recover an amount from a third party (not being a member of either the IHG Group or the M and B Group) relating to such liability to Taxation, M and B shall, and shall procure that the members of its Group shall, use all reasonable endeavours, at IHG’s expense, to recover the amount from the third party and shall pay any amount recovered, up to the amount of the secondary liability of the IHG Group Member to IHG, save to the extent that payment has already been made pursuant to any statutory right of recovery of the IHG Group Member.

10	Elections
M and B will not be liable to IHG to the extent that its liability is created or increased is incurred by reason of a member of IHG’s group failing to comply with the provisions of paragraph [15.1] of Schedule [5] (Taxation) to the Reorganisation Agreement.
11	Mitigation of Loss
Each party shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability (or an increase in such liability) in respect of any claim under this Schedule. This shall include, without limitation, the use of any Relief that is available to mitigate a liability if its use would not materially prejudice the party or the member of its Group using it and doing everything reasonably possible to use such Relief in such circumstances.
12	Gross Up etc.
12.1	An agreement to indemnify or otherwise make payment in accordance with this Agreement in respect of a Liability will not (unless specifically provided by paragraph 12.2 below) require the payer to indemnify or otherwise make payment to the recipient for or in respect of any Tax suffered by the recipient on the payment.
12.2	If, however, by reason of a failure of one party or any member of its Group to discharge a Liability or in respect of a payment made under paragraph 3.4 a payment becomes due under this Agreement from that party to the other, then that payment will be grossed up so that the other party retains after Taxation on the receipt an amount equal to the payment it would have received had the receipt not been liable to Taxation in its hands.
12.3	Where an amount becomes payable pursuant to paragraph 3.2 it shall be treated as having become due by reason of such a failure as referred to in paragraph 12.2.
12.4	In calculating the Liability of a party under this Agreement, there shall be taken into account the amount (if any) by which any Taxation for which the other party or any member of its Group would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter giving rise to such Liability.

13	Dispute Resolution
If any dispute or disagreement arises between the parties as to any matter referred to or in connection with this Schedule the parties agree that:
(i)	as soon as reasonably practicable after they are aware of such dispute or disagreement, they shall discuss the issue giving rise to the dispute or disagreement and negotiate in good faith with a view to reaching an amicable and reasonable solution for a period of up to ten (10) Business Days;
(ii)	if discussions and negotiations fail to resolve such dispute or disagreement, such matter shall forthwith be referred to IHG’s Chief Executive (for the time being) and M and B’s Chief Executive (for the time being) (or such other senior executive as IHG or M and B (respectively) shall nominate) who shall discuss such dispute or disagreement in good faith with a view to reaching an amicable and reasonable solution for a further period of up to twenty (20) Business Days (or such longer period as the parties may agree) from the date on which such dispute or disagreement is referred to the Chief Executives; and
(iii)	if such discussion fails to resolve such disputes or disagreements within such period, the parties shall refer the matter to leading Tax Counsel mutually acceptable to the parties (and, in default, nominated by the Chairman of the Bar Council at the time) as soon as possible and the parties agree to settle the dispute or disagreement in accordance with the better view of such Counsel.